Yambear Bio-Tech, Inc.

3F., No. 10, Yuanxi 2nd Rd.

Pingtung Agricultural Biotechnology Park

Changzhi Township, Pingtung 908

Taiwan, Republic of China

April 26, 2013

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Yambear Bio-Tech, Inc.

Registration Statement on Form S-1

Filed February 14, 2013

File No. 333-186689

Dear Mr. Riedler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Yambear Bio-Tech, Inc. (the “Company”) dated March 13, 2013.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1: Please file the legal opinion of The Chiang Law Offices as Exhibit 5.1 as soon as practicable. We may have further comments based on our review of the opinion.

Response: The Company has filed the legal opinion of The Chiang Law Offices as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) filed as of the date of this letter.

Staff Comment 2: We note your disclosure on page 13 in the risk factor entitled, “We are an Emerging Growth Company as defined under the Jumpstart Our Business Startups Act” that you have elected to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Act. Please include a statement in your critical accounting policy disclosure to disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company has made the requested revision on page 23 of the Amendment.

Staff Comment 3: In addition, please briefly describe in this risk factor the extent to which any of the exemptions available to you as Emerging Growth Company are also available to you as a Smaller Reporting Company.

Response: The Company has added the requested language on page 14 of the Amendment.

Staff Comment 4: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that none of the requested written communications or research reports exist and, as a result, no such communications or research reports can be supplementally provided.

Prospectus Summary

Our Business, page 6

Staff Comment 5: We note that you are currently selling enzymes products manufactured in Taiwan. Please expand your disclosure in this section to describe what enzymes are, what you mean by the term “enzymes products” and to briefly describe each of your products.

Response: The Company has expanded the disclosure as requested on page4 of the Amendment.

Staff Comment 6: Please revise your disclosure to identify your manufacturer as Bioenergy Biotechnology Corp.

Response: The Company has made the requested changes identifying our manufacturer as Bioenergy Biotechnology Corp. throughout the Amendment.

Staff Comment 7: Please expand your risk factors discussion in the prospectus summary under the caption “Risk Factors” on page 7 to provide a brief description of the most significant risk factors.

Response: The Company has expanded the risk factors discussion as requested on page6 of the Amendment.

Risk Factors, page 8

Staff Comment 8: Please include an appropriately titled risk factor which addresses the fact that you have $70,153 in working capital available and will receive no proceeds from the sales of securities in this offering, but costs of this offering are anticipated to total approximately $80,002. In your risk factor, you should discuss the risk that the expense of the offering will exhaust substantially all of your assets and, without additional sources of financing, you will have no funds with which to continue as a going concern.

Response: The Company has included the requested risk factor on page8 of the Amendment.

We lack an operating history and have not generated significant revenues or…, page 8

Staff Comment 9: This risk factor covers two separate risks. Please revise your disclosure to provide two separate appropriately titled risk factors to address (1) your lack of an operating history and (2) your lack of profitable operations since inception.

Response: The Company has made the requested revisions on page 7 of the Amendment.

Competition in our industry is intense and, if we are unable to compete…, page 9

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Staff Comment 10: Please revise your disclosure in this risk factor and the section entitled “Industry and Market Overview” to disclose the names of the “two well-established” enzymes companies and their respective market share. Also, please identify and describe the products that these companies offer which directly compete with your products.

Response: The Company has made the requested revisions on pages 8 and 28 of the Amendment.

Both Yamato Enzyme Co., Ltd., a Japanese company, and Biozyme Biotechnology Corp., a Taiwan local company, have offered their enzymes products to the Taiwan market for more than two decades and have wide brand recognition across Taiwan. However, though both of these two well-established enzymes companies are well-recognized as dominant players in the Taiwan enzymes market, there’s no available and reliable public statistics reflecting their respective market share.

The Company also refers the Staff to our revision on page 33 under the heading “Competition” for the description of the products that these companies offer which directly compete with our products.

Unfavorable publicity or consumer perception of our enzymes products…, page 9

Staff Comment 11: To the extent that you have received any negative publicity from scientific research or findings, national media attention, or other publicity about your products, please revise your disclosure to discuss the negative publicity and any material impact it has had on your business.

Response: The Company advises the Staff we have not received any negative publicity from scientific research or findings, national media attention, or other publicity about our products.

If we cannot explore various marketing channels for our enzymes products…, page 10

Staff Comment 12: Please be more specific about your schedule for utilizing other marketing channels and the progress you have made thus far in expanding into different marketing channels.

Response: The Company has made the requested disclosure on page 9 of the Amendment. The Company also refers the Staff to the revisions made on page 30 of the Amendment under the “Our Growth Strategy” heading.

Our future success depends on the continuing efforts of our senior…, page 10

Staff Comment 13: To the extent that you have experienced problems attracting and retaining key members of your management team in the recent past, please revise your disclosure to describe these problems.

Response: The Company advises the Staff it has not experienced problems attracting and retaining members of its management team in the recent past.

Our directors and certain senior management have other business interests,… page 10

Staff Comment 14: We note that there are no directors or senior management named Johnson Chang or Vincent Chang listed in the section entitled, “Executive Officers and Directors” on page 42. Please revise your disclosure to identify your directors and senior management by their proper names.

Response: The Company has made the requested conforming proper name changes of the directors and senior management throughout the Amendment.

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Staff Comment 15: You state that your directors and certain senior management have other business interests, but only provide Johnson Chang and Vincent Chang as examples. Please expand your disclosure to specify all directors and senior management that have other business interests, disclose the nature of such interests and the approximate amount of time per week such persons are able to dedicate to the company.

Response: The Company has made the requested expanded disclosure on page 10 of the Amendment.

We may incur material product liability claims, which could decrease…, page 11

Staff Comment 16: We note on page 30 that you have obtained product liability insurance from MSIG Mingtai Insurance Co., Ltd. with coverage of $688,468 (NT$20 million). Please revise your disclosure to include the information in this risk factor discussion as well.

Response: The Company has made the requested revision on page 11 of the Amendment.

Staff Comment 17: To the extent you have received any notice of a product liability claim, please discuss the situation and potential consequences in this risk factor discussion.

Response: The Company advises the Staff it has not received any notice of a product liability claim.

Intellectual property litigation and infringement claims against us could…, page 11

Staff Comment 18: To the extent you have received notice of patent infringement, patent challenges, or related legal action, please discuss the situation and potential consequences in this risk factor discussion.

Response: The Company advises the Staff it has not received any notice of patent infringement, patent challenges or related legal action.

We may require additional funds to continue our business plan, page 12

Staff Comment 19: Please expand your disclosure in this section to quantify the amount of your working capital and your rate of negative cash flow per month. In addition, please quantify the amount of funds you will need over the next twelve months as you have done in the section entitled “Liquidity and Capital Resources.” To the extent practicable, please break out the cost of opening your planned location in Jet’s Burg Mall Tianmoo Taipei.

Response: The Company has made the requested expanded disclosure on page 12 of the Amendment.

We have outsourced the manufacturing of all of our enzymes products to one…, page 13

Staff Comment 20: We note that all of your enzymes products are being manufactured by Bioenergy Biotechnology Corp., and that you have “started your cooperation” with Bioenergy since your inception. Please expand your disclosure in this risk factor and your “Business” section to discuss the material terms of your cooperation including, the parties’ rights and obligations, duration of the agreement, termination provisions and minimum purchase requirements. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company has not entered into a master supply agreement with Bioenergy Biotechnology Corp., our designated manufacturer. Instead, we’ve conducted our business with Bioenergy Biotechnology Corp. through the placement of purchase orders. The minimum purchase under each purchase order is 120 bottles. The Company refers the Staff to a sample purchase order filed as Exhibit 10.6 to the Amendment. In addition, we have entered into a confidentiality agreement with Bioenergy Biotechnology Corp., pursuant to which Bioenergy Biotechnology Corp. has agreed to keep confidential of all the information obtained by them in connection with the manufacturing of our enzymes products.

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Risks Related to Doing Business in Taiwan, page 14

Our primary operation is located in Taiwan, and because the rights of…, page 15

Staff Comment 21: We note that you conduct all of your business operations through your operating entity in Taiwan, whose corporate affairs are governed by its Articles of Incorporation and by the laws governing corporations incorporated in Taiwan. Please expand your disclosure to discuss all of the material differences between the rights of shareholders and the responsibilities of management and the members of the board of directors for a corporation incorporated under Taiwan law as opposed to a corporation incorporated in the Unites States.

Response: The Company has made the requested expanded disclosure on page 16 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

Staff Comment 22: We note that the formula for your five-phases enzymes products contains certain ingredients that you have characterized as “Chinese traditional medicine.” Please expand your disclosure in this section and in the “Business” section to provide a definition of Chinese traditional medicine, specifically as it relates to herbal medicine, and explain how it improves the function of the heart, liver, stomach, lungs and kidneys.

Response: The Company has made the requested expanded disclosure on pages 21 and 25 of the Amendment.

Staff Comment 23: You state that your enzymes products require over 60 different ingredients, which is substantially more than those in similar enzymes products distributed in Taiwan. Here and in the “Business” section, please quantify the number of ingredients found in similar enzymes products distributed in Taiwan.

Response: We are certain that four out of five of our enzymes products require over 60 different ingredients and we understand from people familiar with the enzymes industry in Taiwan that most enzymes products distributed in Taiwan by small or medium size companies contain 10 to 20 ingredients. However, due to lack of public available and reliable statistics, it’s hard to quantify the number of ingredients found in similar products distributed in Taiwan, thus we have revised the Amendment to take out the disclosure “which is substantially more than those in similar enzymes products distributed in Taiwan.”

Staff Comment 24: We note that you instructed your manufacturer to apply a six-stage fermentation manufacturing process on all of your enzymes products and that this creates “the unique feature as well as superior quality in certain key parameters” of your enzymes products. Please expand your disclosure in this section and in the “Business” section to discuss the differences between a six-stage fermentation manufacturing process versus the one-stage traditional method. Also, please explain what you mean by the “unique feature” of your products and their “superior quality in certain key parameters.”

Response: The Company has made the requested expanded disclosure on pages 20 and 25 of the Amendment.

Liquidity and Capital Resources, page 21

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Staff Comment 25: To the extent practicable, please expand your disclosure in this section and in the section entitled “Our Growth Strategy” to disclose the amount of funds needed to open your planned location in Jet’s Burg Mall Tianmoo Taipei. If this amount is included as part of your budget, please specify under which category it belongs. Alternatively, please include this cost in your estimated budget.

Response: On March 1, 2013, we opened up the self-operated store in Jet’s Burg Mall Tianmoo Taipei. The Company advises the Staff the total cost associated with the opening of this store was NT$1 million (US$34,423.41). The Company refers the Staff to our revisions to pages 22 and 31 of the Amendment.

The Company has made the requested disclosure by including costs of opening self-operating stores in the estimated budget for 2013 on pages 12 and 22 of the Amendment.

Business, page 24

Staff Comment 26: We note that you have outsourced the manufacturing of all of your enzymes products to Bioenergy Biotechnology Corp., which has both the International Organization for Standardization (ISO) and Hazard Analysis Critical Control Point (HCAAP) certifications. Please expand your disclosure to describe these certifications and the standards that a manufacturer must meet in order to be awarded the certifications.

Response: The Company has made the requested expanded disclosure to page 26 of the Amendment.

Staff Comment 27: We note that you voluntarily submitted sampled products in each manufacturing batch to well-recognized inspection agencies, such as SGS, on a regular basis. Please revise your disclosure to provide the names of all the inspection agencies, including the full name of SGS, and to describe how these inspection agencies rate your products, the rating for each of your products and the significance of such a rating.

Response: The Company has made the requested disclosure on page 26 of the Amendment.

Staff Comment 28: We note that you have implemented your Dr. Chip Biotech Examination, whereby a micro-chip is pre-installed into a sampled product for later inspection to ensure that there were no dead bacteria generated during the manufacturing process. Please expand your disclosure to specify the extent to which you have implemented this examination program, including the magnitude and frequency of the pre-installation and inspection, and whether the results have ever indicated that dead bacteria were generated during the manufacturing process. If dead bacteria were discovered, please elaborate on such occurrence and discuss how this issue was resolved.

Response: The Company has made the requested expanded disclosure on page 26 of the Amendment.

Staff Comment 29: Please revise your disclosure to describe what you mean when you state that you have maintained “close connections” with National Pingtung University of Science and Technology (“NPUST”) since your incorporation.

Response: The Company has revised the requested disclosure on page 27 of the Amendment.

Staff Comment 30: We note that you are currently cooperating with NPUST on a joint program focusing on improving enterprise management and brand development of Yambear. Please expand your disclosure to describe this program in more detail. Specifically, please describe what you mean by “enterprise management” and “brand development.” Also, please clarify if you have entered into any agreement with NPUST regarding the joint program. If so, please describe the material terms of the agreement, including the parties’ rights and obligations, duration of the agreement, termination provisions, aggregate amounts paid to date under the agreement and any amounts to be paid in the future. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

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Response: The Company advises the Staff that it has not entered into any written agreement with NPUST for the joint program. Instead, there is a cooperation plan (2013 Cooperation Plan between Technology Colleges and Industrial Zones Promoted by the Department of Education in Taiwan) setting forth the framework of this joint program; pursuant to which, NPUST assists us to improve our management system and to advise us on how to build up our brand. As we are still at our start-up stage, we believe that both of the enterprise management as well as the brand development is less pressing than the manufacturing of quality products and development of new products as well as expanding our multi-level sales channels. As a result we do not believe that college’s general cooperation plan that regulates the joint program is “material” under Item 601(b)(10) of Regulation S-K.

Staff Comment 31: Please clarify whether you have submitted the joint program with NPUST for approval with the Department of Education of Taiwan. Also, once approval is obtained, please clarify whether you will automatically be awarded government subsidies or whether you will have to apply for the subsidies. If you have to apply for the government subsidies, please revise your disclosure to specify that there is no guarantee you will receive any government subsidies.

Response: The Company refers the Staff to the revisions made on page 27 of the Amendment. The Company applied to the Department of Education regarding such joint program, yet did not get the approval. The Company has deleted the language regarding the possible receipt of subsidies.

Company Structure, page 25

Staff Comment 32: Please disclose the affiliation the investors listed in Exhibit 10.1 have with Yambear Holding Limited.

Response: The Company has revised the requested disclosure on pages 27 and 51 of the Amendment.

Our Growth Strategy, page 27

Building up our research and development team and expand our line of products, page 28

Staff Comment 33: Please revise your disclosure throughout you filing to specify to whom you are referring when you state you’ve “managed to cooperate with certain specialists, through their leisure time, to jointly develop” your products.

Response: The Company has made the requested revisions throughout the Amendment.

Business Overview, page 28

Sales Channel, page 28

Staff Comment 34: We note that you have entered into a distribution agreement with Fitness & Beauty Corporation Limited. Please expand your disclosure to describe the material terms of the agreement, including the parties’ rights and obligations and termination provisions.

Response: The Company has made the expanded disclosure on page 32 of the Amendment.

Insurance, page 30

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Staff Comment 35: Please describe the mandatory requirement under Taiwan laws and regulations to purchase social insurance for your employees. Also, please quantify the amount of social insurance which you have obtained for your employees.

Response: The Company has added the requested disclosure to page 34 of the Amendment.

Products and Services, page 30

Staff Comment 36: We note your disclosure throughout this section that your enzymes products have been designed through “strict” and “extensive” scientific research and experiments. Please clarify, when you discuss such research and experimentation, that no governmental body or regulatory agency has or is required to attest to or endorse the safety or efficacy of your products before they are marketed, that you have not conducted any independent, third-party clinical testing of your products and, because your products are considered dietary supplements rather than drugs, they are not required to undergo extensive testing before they are allowed to go on the market.

Response: The Company has made the requested disclosure on page 34 of the Amendment.

Properties, page 39

Staff Comment 37: Please file your lease agreement as an exhibit.

Response: The Company directs the Staff to the previously filed lease agreement as Exhibit 10.4 of the initial S-1 filing.

Regulation, page 39

Taiwan Regulation on Foreign Investment

Staff Comment 38: Please provide a detailed description of the Investment Regulation, the restrictions on foreign investment established by such regulation and, specifically, how the company and prospective investors in this offering may be affected by the regulation.

Response: The Company advises the Staff with respect to foreign investment in food industry, unless such investment is made from the People’s Republic of China, there’s no restriction under Taiwan’s Investment Regulation. Since the Company falls into the food industry, the Company and prospective investors in this offering will not be affected by Investment Regulation. The Company has clarified this point by adding disclosure on page 46 of the Amendment.

Management, page 42

Executive Officers and Directors, page 42

Staff Comment 39: Please expand your disclosure for each of your executive officers and directors to provide the principal business of any corporation or other organization for which your executive officers and directors currently work or have worked in the past. Please see Item 401(e) of Regulation S-K.

Response: The Company has made the requested expanded disclosure on page 48 of the Amendment.

Staff Comment 40: Please expand your disclosure for each of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In addition, please disclose whether any of your directors hold any other directorships, including any other directorships held during the past five years. Please see Item 401(e) of Regulation S-K.

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Response: The Company has made the requested expanded disclosure on page 48 of the Amendment. The Company advises the Staff that none of the directors of the Company have ever held any other directorships as described in Item 401(e) of Regulation S-K before they became directors of the Company, and none of the directors is currently holding any other directorship other than in the Company.

Security Ownership, page 47

Staff Comment 41: Please add footnote disclosure to your beneficial ownership table to disclose who holds voting power for the shares beneficially owned by Yambear Holding Limited, Orange Chang Limited and Inkstone Capital Limited.

Response: The Company has revised the requested disclosure on page 51 of the Amendment.

Consolidated Statement of Operations and Other Comprehensive Loss, page F-3

Staff Comment 42: Based on your disclosure on page 38 it appears that you incurred research and development expenditures on new enzymes products. Please separately disclose research and development expense on the face of your consolidated statement of operations and other comprehensive loss or in the notes to the consolidated financial statements.

Response: The financial statements have been revised to disclose research and development expenditure and the related accounting policy footnote.

Note 1 – Organization and Basis of Presentation

Accounts Receivable, page F-7

Staff Comment 43: You disclose on the face of your consolidated balance sheet that the allowance for doubtful accounts is zero. Please revise to disclose the credit terms given to your customers and why you believe all accounts receivable are collectible.

Response: The financial statements including the balance sheet has been revised to reflect an allowance for doubtful debt based on management’s evaluation of customers ability to pay. Normal credit terms are 30-60 days.

Inventory, page F-7

Staff Comment 44: Please disclose the shelf life of your products and how you estimate the allowance for excess or obsolete inventory and quantify the allowance if applicable. If you do not maintain an allowance, please explain why not in revised disclosure.

Response: The estimated shelf life of our products is 3 years. We estimate allowance for excess or obsolete inventory based on inventory turnover and comparison of net realizable value (selling price less cost to sell) to inventory cost. As of December 31, 2012, the net realizable value of our inventory was greater than cost and there were no excess quantities of inventory items on hand.

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We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Chiang Law Offices, P.C., Company counsel, at (415) 488-5581.

Sincerely,

/s/ Hsin-Lung Lin
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.

cc:

The Chiang Law Offices, P.C.

1700 North First Street, Suite 343

San Jose, CA 95112

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